Our Sphere, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet

Our Sphere, Inc.

As of December 31, 2025

	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025
Assets												
Current Assets												
Bank Accounts												
1000 Beneficial State Checking (1425)	92,067.41	16,185.75	12,853.55	4,137.47	3,822.90	151,127.71	1,687.77	27,674.30	24,187.29	7,959.25	18,741.42	19,902.12
1040 Beneficial State MM (1881)	337.14	322.33	30,329.93	30,348.63	25,367.45	15,381.55	50,428.76	210,563.06	100,673.99	200,807.92	70,879.75	908.47
1050 ATMOS Savings (4437) (deleted)	181,372.84	156,723.46	31,988.02	32,110.71	-0.00	-0.00	-0.00	-0.00	-0.00	-0.00	-0.00	-0.00
1099 OOP Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
1315 Prepaid Expenses - SPXFF									62,610.14	108,210.85	152,005.77	197,098.90
Total for Bank Accounts	**273,777.39**	**173,231.54**	**75,171.50**	**66,596.81**	**29,190.35**	**166,509.26**	**52,116.53**	**238,237.36**	**187,471.42**	**316,978.02**	**241,626.94**	**217,909.49**
Accounts Receivable												
1200 Accounts Receivable (A/R)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total for Accounts Receivable	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Other Current Assets												
1300 Prepaid Expenses	883.04	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,000.00	13,133.01	13,124.77	13,124.77
1345 Accrued Revenue	1,693.04	1,661.98	1,749.16	1,585.50	1,881.27	2,101.43	2,283.58	2,419.32	-0.00	-0.00	-0.00	-0.00
1335 Employee Advances	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
1375 Funding Round Payment Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total for Other Current Assets	**2,576.08**	**1,661.98**	**1,749.16**	**1,585.50**	**1,881.27**	**2,101.43**	**2,283.58**	**2,419.32**	**10,000.00**	**13,133.01**	**13,124.77**	**13,124.77**
Total for Current Assets	**276,353.47**	**174,893.52**	**76,920.66**	**68,182.31**	**31,071.62**	**168,610.69**	**54,400.11**	**240,656.68**	**197,471.42**	**330,111.03**	**254,751.71**	**231,034.26**
Fixed Assets												
1500 PPE - Fixed Assets												
1510 PPE - Computer Software & Equipment	3,044.40	3,044.40	3,044.40	3,044.40	3,044.40	3,044.40	3,044.40	3,044.40	3,044.40	3,044.40	3,044.40	3,044.40
1599 PPE - Accumulated Depreciation	-3,044.40	-3,044.40	-3,044.40	-3,044.40	-3,044.40	-3,044.40	-3,044.40	-3,044.40	-3,044.40	-3,044.40	-3,044.40	-3,044.40
Total for 1500 PPE - Fixed Assets	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
1900 Intangible Assets												
1901 Trademark	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00	2,600.00
Total for 1900 Intangible Assets	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**
Total for Fixed Assets	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**	**2,600.00**
Other Assets												
1999 ASK											2,400.00	2,400.00
Total for Other Assets											**2,400.00**	**2,400.00**
Total for Assets	**278,953.47**	**177,493.52**	**79,520.66**	**70,782.31**	**33,671.62**	**171,210.69**	**57,000.11**	**243,256.68**	**200,071.42**	**332,711.03**	**259,751.71**	**236,034.26**
Liabilities and Equity												
Liabilities												
Current Liabilities												
Accounts Payable												
2000 Accounts Payable (A/P)	225,336.52	212,481.60	180,886.91	268,761.02	308,825.46	262,052.40	215,588.10	197,280.27	286,927.60	305,433.90	371,530.14	379,425.40
Total for Accounts Payable	**225,336.52**	**212,481.60**	**180,886.91**	**268,761.02**	**308,825.46**	**262,052.40**	**215,588.10**	**197,280.27**	**286,927.60**	**305,433.90**	**371,530.14**	**379,425.40**
Credit Cards												
Other Current Liabilities												
2199 Client Deposits Held	10,000.00	5,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2250 Payroll Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2260 Payroll Liabilities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2275 Retirement Plan Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	750.00	-12.40	737.60	737.60
2200 Accrued Expenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total for Other Current Liabilities	**10,000.00**	**5,000.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**750.00**	**-12.40**	**737.60**	**737.60**
Total for Current Liabilities	**235,336.52**	**217,481.60**	**180,886.91**	**268,761.02**	**308,825.46**	**262,052.40**	**215,588.10**	**197,280.27**	**287,677.60**	**305,421.50**	**372,267.74**	**380,163.00**

Balance Sheet

Our Sphere, Inc.

As of December 31, 2025

	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025
Long-term Liabilities												
2320 Convertible Notes	665,641.39	665,641.39	665,641.39	665,641.39	665,641.39	778,672.49	801,624.55	846,906.20	869,320.21	894,153.54	918,986.87	943,820.20
Accrued Interest	90,650.62	90,650.62	90,650.62	90,650.62	90,650.62	90,650.62	90,650.62	90,650.62	90,650.62	90,650.62	90,650.62	90,650.62
Total for 2320 Convertible Notes	**756,292.01**	**756,292.01**	**756,292.01**	**756,292.01**	**756,292.01**	**869,323.11**	**892,275.17**	**937,556.82**	**959,970.83**	**984,804.16**	**1,009,637.49**	**1,034,470.82**
2310 NP - Notes Payable												
2311 NP - A.Gladstein	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total for 2310 NP - Notes Payable	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
2700 Shareholder Loan Payable												
2705 SLP - Alexandra Wright-Gladstein	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total for 2700 Shareholder Loan Payable	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Total for Long-term Liabilities	**756,292.01**	**756,292.01**	**756,292.01**	**756,292.01**	**756,292.01**	**869,323.11**	**892,275.17**	**937,556.82**	**959,970.83**	**984,804.16**	**1,009,637.49**	**1,034,470.82**
Total for Liabilities	**991,628.53**	**973,773.61**	**937,178.92**	**1,025,053.03**	**1,065,117.47**	**1,131,375.51**	**1,107,863.27**	**1,134,837.09**	**1,247,648.43**	**1,290,225.66**	**1,381,905.23**	**1,414,633.82**
Equity												
2920 SAFE Investments	1,287,550.00	1,287,550.00	1,297,550.00	1,297,550.00	1,297,550.00	1,443,723.13	1,453,723.13	1,733,723.13	1,733,723.13	1,885,815.33	1,885,815.33	1,885,815.33
2900 Capital Stock												
2905 Capital Stock - Alexandra Wright-Gladstein	800.00	800.00	800.00	800.00	800.00	800.00	800.00	800.00	800.00	800.00	800.00	800.00
Total for 2900 Capital Stock	**800.00**	**800.00**	**800.00**	**800.00**	**800.00**	**800.00**	**800.00**	**800.00**	**800.00**	**800.00**	**800.00**	**800.00**
2910 Preferred Stock												
2911 Series Seed	1,999,999.27	1,999,999.27	1,999,999.27	1,999,999.27	1,999,999.27	1,999,999.27	1,999,999.27	1,999,999.27	1,999,999.27	1,999,999.27	1,999,999.27	1,999,999.27
Total for 2910 Preferred Stock	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**	**1,999,999.27**
2995 Retained Earnings	-3,909,423.01	-3,909,423.01	-3,909,423.01	-3,909,423.01	-3,909,423.01	-3,909,423.01	-3,909,423.01	-3,909,423.01	-3,909,423.01	-3,909,423.01	-3,909,423.01	-3,909,423.01
Net Income	-91,601.32	-175,206.35	-246,584.52	-343,196.98	-420,372.11	-495,264.21	-595,962.55	-716,679.80	-872,676.40	-934,706.22	-1,099,345.11	-1,155,791.15
Total for Equity	**-712,675.06**	**-796,280.09**	**-857,658.26**	**-954,270.72**	**-1,031,445.85**	**-960,164.82**	**-1,050,863.16**	**-891,580.41**	**-1,047,577.01**	**-957,514.63**	**-1,122,153.52**	**-1,178,599.56**
Total for Liabilities and Equity	**278,953.47**	**177,493.52**	**79,520.66**	**70,782.31**	**33,671.62**	**171,210.69**	**57,000.11**	**243,256.68**	**200,071.42**	**332,711.03**	**259,751.71**	**236,034.26**

Profit and Loss

Our Sphere, Inc.

January 1-December 31, 2025

	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
Income													
3000 Revenue													
3050 Consulting Income	5,000.00	5,000.00	5,000.00										15,000.00
3100 Mutual fund income	1,693.04	1,661.98	1,749.16	1,585.50	1,881.27	2,101.43	2,283.58	2,419.32	2,728.96	3,208.85	3,318.80	3,630.04	28,261.93
Total for 3000 Revenue	**6,693.04**	**6,661.98**	**6,749.16**	**1,585.50**	**1,881.27**	**2,101.43**	**2,283.58**	**2,419.32**	**2,728.96**	**3,208.85**	**3,318.80**	**3,630.04**	**$43,261.93**
Total for Income	**6,693.04**	**6,661.98**	**6,749.16**	**1,585.50**	**1,881.27**	**2,101.43**	**2,283.58**	**2,419.32**	**2,728.96**	**3,208.85**	**3,318.80**	**3,630.04**	**$43,261.93**
Cost of Goods Sold													
4000 COS - Cost of Services													
4100 COS - Custodial & Admin Fees													
Ad Hoc Expenses	14,344.62	26,101.09	19,996.65	16,390.46	16,490.05	14,641.22	19,102.75	62,515.08	72,285.13	9,770.97	83,977.80	4,736.67	360,352.49
Flat fee for low-cost funds	23,316.67	22,916.67	22,916.67	23,316.67	24,337.50	23,525.00	23,925.00	23,925.00			1,650.00	412.50	190,241.68
Total for 4100 COS - Custodial & Admin Fees	**37,661.29**	**49,017.76**	**42,913.32**	**39,707.13**	**40,827.55**	**38,166.22**	**43,027.75**	**86,440.08**	**72,285.13**	**9,770.97**	**85,627.80**	**5,149.17**	**$550,594.17**
4200 COS - Distribution Expenses													
Ad Hoc Expenses			45.50			87.50	0.00	0.00					133.00
Flat fee for low-cost funds	881.65	881.80	880.00	880.00	880.00	880.00	880.00	880.00	880.00	918.75	918.75	918.75	10,679.70
Total for 4200 COS - Distribution Expenses	**881.65**	**881.80**	**925.50**	**880.00**	**880.00**	**967.50**	**880.00**	**880.00**	**880.00**	**918.75**	**918.75**	**918.75**	**$10,812.70**
4300 COS - Fund Management													
Ad Hoc Expenses		8,168.60											8,168.60
Flat fee for low-cost funds	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	249,999.96
Total for 4300 COS - Fund Management	**20,833.33**	**29,001.93**	**20,833.33**	**20,833.33**	**20,833.33**	**20,833.33**	**20,833.33**	**20,833.33**	**20,833.33**	**20,833.33**	**20,833.33**	**20,833.33**	**$258,168.56**
4900 COS - Index Calculation								10,018.51					10,018.51
Total for 4000 COS - Cost of Services	**59,376.27**	**78,901.49**	**64,672.15**	**61,420.46**	**62,540.88**	**59,967.05**	**74,759.59**	**108,153.41**	**93,998.46**	**31,523.05**	**107,379.88**	**26,901.25**	**$829,593.94**
Total for Cost of Goods Sold	**59,376.27**	**78,901.49**	**64,672.15**	**61,420.46**	**62,540.88**	**59,967.05**	**74,759.59**	**108,153.41**	**93,998.46**	**31,523.05**	**107,379.88**	**26,901.25**	**$829,593.94**
Gross Profit	**-52,683.23**	**-72,239.51**	**-57,922.99**	**- 59,834.96**	**- 60,659.61**	**- 57,865.62**	**-72,476.01**	**-105,734.09**	**-91,269.50**	**-28,314.20**	**-104,061.08**	**-23,271.21**	**-$786,332.01**
Expenses													
6000 Advertising & Promotion	9,444.88			4,312.81	150.00		15.00		883.55				$14,806.24
Event costs			500.00	18,352.42									18,852.42
Production costs									3,500.00	493.08			3,993.08
Project Fees	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	84,000.00
Sponsorships	13,500.00						15,000.00		19,250.00				47,750.00
Total for 6000 Advertising & Promotion	**29,944.88**	**7,000.00**	**7,500.00**	**29,665.23**	**7,150.00**	**7,000.00**	**22,015.00**	**7,000.00**	**30,633.55**	**7,493.08**	**7,000.00**	**7,000.00**	**$169,401.74**
6100 Website Expense					43.16						4,500.00		4,543.16
6150 SAAS - Software Expense	1,520.28	961.22	807.62	742.25	854.57	917.74	952.09	1,299.85	1,189.79	2,936.53	321.71	229.50	12,733.15
6200 Dues and Subscriptions					550.00				270.00	1,250.00			2,070.00
6600 Small Equipment					1,511.42								1,511.42
6800 Rent Expense	35.00	50.00	35.00	35.00	35.00	60.00	25.00	35.00	35.00	35.00	50.00		430.00
7000 Telephone & Internet Expense	253.63	28.69	28.69	28.71	28.12				28.34				396.18
7200 Bank Fees & Charges	1.00	18.50	18.00	1.00	1.50	33.50	26.00	75.50	85.00	91.00	27.50	53.00	431.50
7400 Insurance Expense													
7410 Workers Comp Insurance									76.13	152.26	152.26	152.26	532.91
Total for 7400 Insurance Expense									**76.13**	**152.26**	**152.26**	**152.26**	**$532.91**
7500 Licenses / Permits & Certifications			25.00							25.00			50.00

Profit and Loss

Our Sphere, Inc.

January 1-December 31, 2025

	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
7600 Meals and Entertainment													
7605 Meals	90.67							269.40					360.07
Total for 7600 Meals and Entertainment	**90.67**							**269.40**					**$360.07**
7700 Payroll Expenses													
7705 Officer Compensation													
7710 OHI - Officer Health Insurance													
7715 Salaries & Wages									15,384.62	12,500.00	12,500.00	12,500.00	52,884.62
7720 Employee Benefits	592.26	1,270.89		2,541.78	1,270.89		2,541.78		3,469.40	2,198.51	0.00	4,467.34	18,352.85
7725 Pension Expense									750.00	976.34	855.00	855.00	3,436.34
7730 Payroll Tax Expense									1,491.93	956.25	956.25	956.25	4,360.68
7735 Payroll Service	46.00	46.00	46.00	55.00	55.00	55.00	55.00	55.00	61.00	61.00	62.00	62.00	659.00
Total for 7700 Payroll Expenses	**638.26**	**1,316.89**	**46.00**	**2,596.78**	**1,325.89**	**55.00**	**2,596.78**	**55.00**	**21,156.95**	**16,692.10**	**14,373.25**	**18,840.59**	**$79,693.49**
7800 Professional Fees	347.00	287.00	287.00	287.00	487.00	574.00		250.00	250.00	250.00	500.00		$3,519.00
Accounting			2,325.00	1,500.00		715.00		3,600.00			500.00		8,640.00
Legal	2,231.00	768.50	1,502.50	80.00	232.50	1,117.50	1,165.00	2,347.50	3,836.00	3,910.00	8,105.00	695.00	25,990.50
Total for 7800 Professional Fees	**2,578.00**	**1,055.50**	**4,114.50**	**1,867.00**	**719.50**	**2,406.50**	**1,165.00**	**6,197.50**	**4,086.00**	**4,160.00**	**8,605.00**	**1,195.00**	**$38,149.50**
7900 Outside Services			280.00	70.00	70.00	35.00		192.50		70.00		120.00	$837.50
Engineering											26,261.25	1,015.00	27,276.25
Sales Support	4,166.63												4,166.63
Total for 7900 Outside Services	**4,166.63**		**280.00**	**70.00**	**70.00**	**35.00**		**192.50**		**70.00**	**26,261.25**	**1,135.00**	**$32,280.38**
8000 Travel Expense													
8005 Travel Meals				118.25	752.65	512.96	24.75		831.68		343.60		2,583.89
8010 Travel Lodging			182.91		1,295.61	2,481.46	391.04		4,749.08				9,100.10
8015 Travel Ground Transportation				309.73	182.00	839.22	33.87		643.02		492.15		2,499.99
8020 Travel Airfare			555.85	1,108.43	1,788.27	1,627.06	1,004.07		1,040.10	913.39	2,896.90		10,934.07
8025 Other Travel Expenses				16.00	53.00	16.99	38.68		16.00		16.00		156.67
Total for 8000 Travel Expense			**738.76**	**1,552.41**	**4,071.53**	**5,477.69**	**1,492.41**		**7,279.88**	**913.39**	**3,748.65**		**$25,274.72**
8100 Continuing Education						1,056.79						100.08	1,156.87
8400 Income Tax Expense													
8410 State Income Taxes		1,298.00		244.66									1,542.66
Total for 8400 Income Tax Expense		**1,298.00**		**244.66**									**$1,542.66**
Total for Expenses	**39,228.35**	**11,728.80**	**13,593.57**	**36,803.04**	**16,360.69**	**17,042.22**	**28,272.28**	**15,124.75**	**64,840.64**	**33,818.36**	**60,539.62**	**33,205.43**	**$370,557.75**
Net Operating Income	**-91,911.58**	**-83,968.31**	**-71,516.56**	**96,638.00**	**77,020.30**	**74,907.84**	**100,748.29**	**-120,858.84**	**-156,110.14**	**-62,132.56**	**-164,600.70**	**-56,476.64**	**$1,156,889.76**
Other Income													
9000 Interest Income	310.26	363.28	276.76	143.08	20.28	15.74	49.95	141.59	113.54	140.74	75.81	30.60	1,681.63
Total for Other Income	**310.26**	**363.28**	**276.76**	**143.08**	**20.28**	**15.74**	**49.95**	**141.59**	**113.54**	**140.74**	**75.81**	**30.60**	**$1,681.63**
Other Expenses													
9200 Parking and Tolls			76.00	20.00	175.11					38.00	114.00		423.11
9300 Gifts			62.37	97.54									159.91
Total for Other Expenses			**138.37**	**117.54**	**175.11**					**38.00**	**114.00**		**$583.02**
Net Other Income	**310.26**	**363.28**	**138.39**	**25.54**	**-154.83**	**15.74**	**49.95**	**141.59**	**113.54**	**102.74**	**-38.19**	**30.60**	**$1,098.61**
Net Income	**-91,601.32**	**-83,605.03**	**-71,378.17**	**96,612.46**	**77,175.13**	**74,892.10**	**100,698.34**	**-120,717.25**	**-155,996.60**	**-62,029.82**	**-164,638.89**	**-56,446.04**	**$1,155,791.15**

Statement of Cash Flows

Our Sphere, Inc.
January 1-December 31, 2025

FULL NAME	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
OPERATING ACTIVITIES													
Net Income	-91,601.32	-83,605.03	-71,378.17	96,612.46	77,175.13	-74,892.10	100,698.34	120,717.25	-155,996.60	-62,029.82	-164,638.89	-56,446.04	1,155,791.15
Adjustments to reconcile Net Income to Net Cash provided by operations:													
1300 Prepaid Expenses	0.00	883.04							-10,000.00	-3,133.01	8.24	0.00	-12,241.73
1345 Accrued Revenue	6,919.46	31.06	-87.18	163.66	-295.77	-220.16	-182.15	-135.74	2,419.32				8,612.50
2000 Accounts Payable (A/P)	22,825.69	-12,854.92	-31,594.69	87,874.11	40,064.44	-46,773.06	-46,464.30	-18,307.83	89,647.33	18,506.30	66,096.24	7,895.26	176,914.57
2199 Client Deposits Held	-5,000.00	-5,000.00	-5,000.00										-15,000.00
2250 Payroll Clearing												0.00	0.00
2260 Payroll Liabilities									0.00	0.00	0.00	0.00	0.00
2275 Retirement Plan Payable									750.00	-762.40	750.00	0.00	737.60
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**24,745.15**	**-16,940.82**	**-36,681.87**	**88,037.77**	**39,768.67**	**-46,993.22**	**-46,646.45**	**-18,443.57**	**82,816.65**	**14,610.89**	**66,854.48**	**7,895.26**	**$159,022.94**
Net cash provided by operating activities	**-66,856.17**	**-100,545.85**	**108,060.04**	**-8,574.69**	**37,406.46**	**121,885.32**	**147,344.79**	**139,160.82**	**-73,179.95**	**-47,418.93**	**-97,784.41**	**-48,550.78**	**-$996,768.21**
INVESTING ACTIVITIES													
1999 ASK											-2,400.00		-2,400.00
Net cash provided by investing activities											**-2,400.00**		**-$2,400.00**
FINANCING ACTIVITIES													
2320 Convertible Notes						113,031.10	22,952.06	45,281.65	22,414.01	24,833.33	24,833.33	24,833.33	278,178.81
2920 SAFE Investments	25,000.00		10,000.00			146,173.13	10,000.00	280,000.00		152,092.20			623,265.33
Net cash provided by financing activities	**25,000.00**		**10,000.00**			**259,204.23**	**32,952.06**	**325,281.65**	**22,414.01**	**176,925.53**	**24,833.33**	**24,833.33**	**$901,444.14**
NET CASH INCREASE FOR PERIOD	**-41,856.17**	**-100,545.85**	**-98,060.04**	**-8,574.69**	**37,406.46**	**137,318.91**	**114,392.73**	**186,120.83**	**-50,765.94**	**129,506.60**	**-75,351.08**	**-23,717.45**	**-$97,724.07**

Our Sphere, Inc.
Statement of Changes in Equity

Revenue Source	Amount
Consulting Income	15,000
Mutual Fund Income	28,262
Total Revenue	**43,262**

Unaudited

Our Sphere, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Our Sphere, Inc. (the "Company") is a corporation organized on February 15, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.